UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HireRight Holdings Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

433537107

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

with copies to:

Elizabeth A. Cooper

Mark C. Viera

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,959,030 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,959,030 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,959,030 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 17.8%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,351,207 shares of Common Stock outstanding, as of February 12, 2024, as set forth in Section 3.7(a) of the Merger Agreement (as defined below).

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,814,235 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,814,235 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,814,235 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 8.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,351,207 shares of Common Stock outstanding, as of February 12, 2024, as set forth in Section 3.7(a) of the Merger Agreement.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 100,067 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 100,067 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,067 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,351,207 shares of Common Stock outstanding, as of February 12, 2024, as set forth in Section 3.7(a) of the Merger Agreement.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident VII Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 590,065 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 590,065 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,065 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,351,207 shares of Common Stock outstanding, as of February 12, 2024, as set forth in Section 3.7(a) of the Merger Agreement.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Trident Capital VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 17,873,332 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 17,873,332 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,873,332 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 26.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,351,207 shares of Common Stock outstanding, as of February 12, 2024, as set forth in Section 3.7(a) of the Merger Agreement.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 590,065 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 590,065 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,065 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,351,207 shares of Common Stock outstanding, as of February 12, 2024, as set forth in Section 3.7(a) of the Merger Agreement.

CUSIP No. 433537107

1	NAME OF REPORTING PERSON. Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,493,863 shares
	9	SOLE DISPOSITIVE POWER 30,466 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,493,863 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 27.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement are based on 67,351,207 shares of Common Stock outstanding, as of February 12, 2024, as set forth in Section 3.7(a) of the Merger Agreement.

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on June 27, 2022, as amended by Amendment No. 1 filed with the Securities Exchange Commission on November 17, 2023 and as amended by Amendment No. 2 filed with the Securities Exchange Commission on December 8, 2023 (as amended, the “Schedule 13D”) by Trident VII, L.P. (“Trident VII”), Trident VII Parallel Fund, L.P. (“Trident VII Parallel”), Trident VII DE Parallel Fund, L.P. (“Trident VII DE Parallel”), Trident VII Professionals Fund, L.P. (“Trident VII Professionals” and together with Trident VII, Trident VII Parallel and Trident VII DE Parallel, the “Trident VII Partnerships”), Trident Capital VII, L.P. (“Trident VII GP”), Stone Point GP Ltd. (“Trident VII Professionals GP”) and Stone Point Capital LLC (“Stone Point”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) relating to the common stock par value, $0.001 per share (the “Common Stock”), of HireRight Holdings Corporation (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information disclosed under Item 4 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 15, 2024, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Issuer, Hearts Parent, LLC, a Delaware limited liability company (“Parent”), and Hearts Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the Closing (a) each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, as specified in the Merger Agreement (the “Effective Time”) will be cancelled in exchange for the right to receive $14.35 in cash per share without interest (the “Per Share Price”), except for (i) Common Stock beneficially owned by Parent or Merger Sub (including all of the Common Stock owned by investment funds affiliated with General Atlantic Service Company, L.P. or Stone Point Capital LLC (together with their affiliated investment funds, the “Sponsors”), which will, immediately prior to the Effective Time be contributed, directly or indirectly, to Parent (or a direct or indirect parent company thereof) (“Topco”) pursuant to the terms of the Trident Support Agreement (as described below) and the Support Agreement with the GA Stockholders (as defined below) which will be cancelled for no consideration; (ii) Common Stock owned by the Issuer or any subsidiary of the Issuer as treasury stock or otherwise as of immediately prior to the Effective Time, which shall be cancelled for no consideration; (iii) Common Stock reserved for issuance, settlement and allocation by the Issuer upon exercise or vesting of any Issuer equity awards, which shall be treated as contemplated by Section 2.8 of the Merger Agreement; and (iv) shares of Common Stock owned by holders who have validly exercised and not effectively withdrawn or lost their right of appraisal in respect of such shares pursuant to Section 262 of the General Corporation Law of the State of Delaware; and (b) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 5 and is incorporated herein by reference.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the Common Stock will be delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated and the Issuer will be privately held by the Sponsors.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Issuer or the Reporting Persons. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Reporting Persons, the Issuer, Parent or Merger Subs or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s or the Reporting Persons’ public disclosures.

The Merger will be funded, among other sources, by a combination of (i) proceeds from an incremental first lien term loan facility contemplated by a debt commitment letter dated February 15, 2024 (the “Debt Commitment Letter”) by and among Parent, Goldman Sachs Bank USA (“Goldman”) and Royal Bank of Canada (“Royal Bank”, and together with Goldman, the “Commitment Parties”) and (ii) rollover of equity contributions from General Atlantic (HRG) Collections, L.P., GAPCO AIV Interholdco (GS), L.P., GA AIV-1 B Interholdco (GS), L.P. and GA AIV-1 A Interholdco (GS), L.P. (collectively, the “GA Stockholders” and together with each of their affiliated investment entities, “GA”) and the Trident VII Partnerships into Topco. Under the terms and subject to the conditions of the Debt Commitment Letter, the Commitment Parties have committed to arrange an incremental first lien term loan facility of $250,000,000.

Concurrently with the execution of the Merger Agreement, the Trident VII Partnerships entered into a support agreement (the “Trident Support Agreement”) with the Issuer and Parent, pursuant to which the Trident VII Partnerships agreed, among other things, that they will vote all shares of Common Stock and any other voting securities of the Issuer held, or thereafter acquired, directly or indirectly by them in favor of the adoption of the Merger Agreement and the approval of the Merger (and against any alternative transaction). In addition, the Trident VII Partnerships agreed that (a) the shares of Common Stock held by them will be contributed to Topco immediately prior to the Effective Time, and (b) in consideration for such contribution, Topco will issue to the Trident VII Partnerships equity interests in Topco. The information in this paragraph is qualified in its entirety by reference to the Trident Support Agreement, a copy of which is filed as Exhibit 6, and which is incorporated herein by reference.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

11,959,030 shares of Common Stock are owned directly by Trident VII and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII and (ii) Stone Point is the investment manager of Trident VII. Each of the Reporting Persons (other than Trident VII), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

5,814,235 shares of Common Stock are owned directly by Trident VII Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII Parallel and (ii) Stone Point is the investment manager of Trident VII Parallel. Each of the Reporting Persons (other than Trident VII Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

100,067 shares of Common Stock are owned directly by Trident VII DE Parallel and may be deemed to be beneficially owned by Trident VII GP and Stone Point because (i) Trident VII GP is the general partner of Trident VII DE Parallel and (ii) Stone Point is the investment manager of Trident VII DE Parallel. Each of the Reporting Persons (other than Trident VII DE Parallel), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

590,065 shares of Common Stock are owned directly by Trident VII Professionals and may be deemed to be beneficially owned by Trident VII Professionals GP and Stone Point because (i) Trident VII Professionals GP is the general partner of Trident VII Professionals and (ii) Stone Point is the investment manager of Trident VII Professionals. Each of the Reporting Persons (other than Trident VII Professionals), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

Pursuant to certain management agreements, Stone Point has received delegated authority by Trident VII GP and Trident VII Professionals GP relating to the Trident VII Partnerships, provided that the delegated discretion to exercise voting rights may not be exercised on behalf of any of the Trident VII Partnerships without first receiving direction from the Investment Committee of Trident VII GP or a majority of the general partners of Trident VII GP or Trident VII Professionals GP, as applicable. The management agreements do not delegate any power with respect to the disposition of Common Stock held by the Trident VII Partnerships.

15,233 shares of Common Stock are held directly by James D. Carey, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Carey and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

15,233 shares of Common Stock are held directly by James R. Matthews, issued under the Issuer’s 2021 Omnibus Incentive Plan as RSUs, solely for the benefit of Stone Point. Mr. Matthews and each of the Reporting Persons (other than Stone Point) and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

By virtue of the relationships described herein and the obligations and rights thereunder, the Reporting Persons in this Schedule 13D and GA may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on this Schedule 13D and the Schedule 13D filed by GA with the Securities and Exchange Commission on the date hereof, such a “group” would be deemed to beneficially own an aggregate of 50,631,715 shares of Common Stock, or 75.2% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by GA that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by GA.

(c) None of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description

5	Merger Agreement, dated February 15, 2024. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report filed on Form 8-K on February 16, 2024).

6	Support Agreement, dated February 15, 2024. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report filed on Form 8-K on February 16, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024

TRIDENT VII, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII DE PARALLEL FUND, L.P.	By: Trident Capital VII, L.P., its sole general partner
By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.	By: Stone Point GP Ltd., its sole general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

TRIDENT CAPITAL VII, L.P.	By: DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT GP LTD.	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

STONE POINT CAPITAL LLC	By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director